Exhibit 99(a)(1)(A)

[NMFC Letterhead]

Dear Investor,

This letter serves to inform you of important details relating to the repurchase offer by New Mountain Finance Corporation (the “Company”), filed with the Securities and Exchange Commission on November 4, 2022, for approximately $201,250,000. This amount represents the value of 100% of the aggregate principal amount of outstanding 5.75% Convertible Notes due 2023 (the “Notes”). The term “Notes” as used herein refers only to those Notes that are eligible to be repurchased. The Company’s Offer is not conditioned on any minimum number of Notes being tendered but is subject to other conditions described in the Offer. Please refer to the Offer to Purchase for a complete description of the terms and conditions of this Offer. All capitalized terms not defined herein are defined in the Offer to Purchase.

If you DO NOT wish to sell your Notes, no action is required, and you can disregard this notice.

If you wish to submit a request to tender your Notes, such request must be received in good order by the Company’s Information and Tender Agent by 11:59 P.M., New York City time, on December 6, 2022, which is the Expiration Date of the Offer. Any requests received by the Information and Tender Agent after the Expiration Date or not in good order will not be considered.

The method of delivery of Notes and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the person tendering Notes or transmitting an Agent’s Message and, except as otherwise provided herein, delivery will be deemed made only when actually received by the Information and Tender Agent. For additional information on how to tender your Notes, see “The Tender Offer-Procedure for Tendering Notes” in the Offer to Purchase.

For further information, call the Information and Tender Agent at its telephone number set forth on the back cover of the Offer to Purchase.